Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-211829

Final Term Sheet

AMERICAN TOWER CORPORATION

September 28, 2016

Issuer:	American Tower Corporation (“AMT”)

Coupon:	2.250% Senior Notes due 2022 (the “2022 Notes”) 3.125% Senior Notes due 2027 (the “2027 Notes”)

Principal Amount:	2022 Notes: $600,000,000 2027 Notes: $400,000,000

Maturity Date:	2022 Notes: January 15, 2022 2027 Notes: January 15, 2027

Benchmark Treasury:	2022 Notes: 1.125% UST due August 31, 2021 2027 Notes: 1.500% UST due August 15, 2026

Benchmark Treasury Price and Yield:	2022 Notes: 100-02+; 1.109% 2027 Notes: 99-13+; 1.563%

Spread to Benchmark Treasury:	2022 Notes: T + 117 basis points 2027 Notes: T + 157 basis points

Yield to Maturity:	2022 Notes: 2.279% 2027 Notes: 3.133%

Price to Public:	2022 Notes: 99.858% 2027 Notes: 99.933%

Ratings(1):	Baa3 (Stable) / BBB- (Stable) / BBB (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:	2022 Notes: Semi-annually on January 15 and July 15 of each year, commencing on January 15, 2017 2027 Notes: Semi-annually on January 15 and July 15 of each year, commencing on January 15, 2017

Make-whole Call:

2022 Notes: At greater of par and make-whole at discount rate of Treasury plus 20 basis points

2027 Notes: Prior to October 15, 2026 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

Par Call:	2022 Notes: None 2027 Notes: At any time on or after October 15, 2026 (three months prior to their maturity date)

Trade Date:	September 28, 2016

Settlement Date:	September 30, 2016 (T+2)

CUSIP/ISIN:	2022 Notes: 03027X AL4 / US03027XAL47 2027 Notes: 03027X AM2 / US03027XAM20

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness under the term loan entered into in October 2013, as amended (the “Term Loan”).

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $990.6 million, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of all of the net proceeds to repay existing indebtedness under the Term Loan.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Senior Co-Managers:

Barclays Capital Inc.

BBVA Securities Inc.

BNP Paribas Securities Corp.

EA Markets Securities LLC

Goldman, Sachs & Co.

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

Santander Investment Securities Inc.

TD Securities (USA) LLC

Co-Managers:	Commerz Markets LLC Fifth Third Securities, Inc. HSBC Securities (USA) Inc. Scotia Capital (USA) Inc. SG Americas Securities, L.L.C. SMBC Nikko Securities America, Inc.

(1) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated September 28, 2016 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

We expect that the delivery of the notes will be made against payment on September 30, 2016, which is the second business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+2”). Accordingly, purchasers will be expected to pay for their notes within two business days of the date of this Final Term Sheet.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, and Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.